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04017242

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 1 2004 SEC PROCESSING WASH. D.C. SECTION 198

SEC FILE NUMBER
8-44348

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stanton Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3405 Annapolis Lane
(No. and Street)

Plymouth	MN	55447
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sharon Roeske — 763-278-4706
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

400 One Financial Plaza 120 South Sixth Street	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/29

Stanton Investment Services, Inc.

(SEC I.D. #8-44348)

Financial Statements as of December 31, 2003 and 2002, Supplemental Schedule as of December 31, 2003, Independent Auditors' Report, and Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934 as a Public Document

STANTON INVESTMENT SERVICES, INC.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a(e)(3).*

AFFIRMATION

I, Sharon Roeske, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Stanton Investment Services, Inc. for the year ended December 31, 2003, are true and correct. I further swear (or affirm) that, to the best of my knowledge and belief, neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Sharon Roeske

Sharon Roeske
Chief Financial Officer

Subscribed to before me this day of February 26th, 2004.

Patricia A. Berg

Notary Public

PATRICIA A. BERG
NOTARY PUBLIC-MINNESOTA
MY COMMISSION EXPIRES 1-31-2005

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402-1844

Tel: (612) 397-4000
Fax: (612) 397-4450
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors
Stanton Investment Services, Inc.
Minneapolis, Minnesota

We have audited the accompanying statements of financial condition of Stanton Investment Services, Inc. (the "Company") as of December 31, 2003 and 2002 and the related statements of operations, cash flows, and changes in stockholder's equity for the year ended December 31, 2003 and for the period from March 14, 2002 to December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Stanton Investment Services, Inc. at December 31, 2003 and 2002 and the results of its operations and its cash flows for the year ended December 31, 2003 and the period from March 14, 2002 to December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (g) listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 25, 2004

STANTON INVESTMENT SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

ASSETS	2003	2002
Cash and cash equivalents	$ 278,216	$ 32,512
Due from affiliate (Note 4)	94,895	2,895
Prepaid expenses	22,360	15,123
Due from mutual funds and other companies	111,377	86,683
Goodwill	38,380	38,380
Furniture and fixtures, net of accumulated depreciation of $5,157 and $1,719, respectively	12,033	15,471
	$ 557,261	$ 191,064
LIABILITIES AND STOCKHOLDER'S EQUITY		
Payable to affiliate	$ 47,668	$ 9,281
Accounts payable and accrued expenses	20,918	69,178
	68,586	78,459
STOCKHOLDER'S EQUITY:		
Common stock; $100 par value—authorized, 100,000 shares; 200 shares issued and outstanding	20,000	20,000
Additional paid in capital	152,675	152,675
Retained earnings (deficit)	316,000	(60,070)
Total stockholder's equity	488,675	112,605
	$ 557,261	$ 191,064

See notes to financial statements.

STANTON INVESTMENT SERVICES, INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2003	Period from March 14, 2002 to December 31, 2002
REVENUES—		
Commissions	$ 1,585,637	$ 1,316,995
EXPENSES:		
Compensation and benefits	435,299	622,185
Management fee (Note 4)	381,800	352,867
Marketing expense	51,066	53,208
Depreciation	3,438	1,719
General and administrative	187,964	47,086
	1,059,567	1,077,065
NET INCOME	$ 526,070	$ 239,930

See notes to financial statements.

STANTON INVESTMENT SERVICES, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2003	Period from March 14, 2002 to December 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 526,070	$ 239,930
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	3,438	1,719
Changes in operating assets and liabilities:		
Due from mutual funds and other companies	(24,694)	(72,831)
Prepaid expenses	(7,237)	(1,183)
Due from affiliate	(92,000)	(2,895)
Payable to affiliate	38,387	9,281
Accounts payable and accrued expenses	(48,260)	69,178
Total adjustments	(130,366)	3,269
Net cash provided by operating activities	395,704	243,199
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of company—net of cash acquired		(52,320)
Purchase of fixed assets		(17,190)
Net cash used in investing activities	-	(69,510)
CASH FLOWS FROM FINANCING ACTIVITY—Dividends paid	(150,000)	(300,000)
INCREASE (DECREASE) IN CASH	245,704	(126,311)
CASH—Beginning of period	32,512	158,823
CASH—End of period	$ 278,216	$ 32,512

See notes to financial statements.

STANTON INVESTMENT SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
PURCHASE OF COMPANY ON MARCH 14, 2002	$ 20,000	$ 152,675	$ -	$ 172,675
Net income			239,930	239,930
Dividend paid			(300,000)	(300,000)
BALANCES—December 31, 2002	20,000	152,675	(60,070)	112,605
Net income			526,070	526,070
Dividend paid			(150,000)	(150,000)
BALANCES—December 31, 2003	$ 20,000	$ 152,675	$ 316,000	$ 488,675

See notes to financial statements.

STANTON INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003 AND THE PERIOD FROM MARCH 14, 2002 TO DECEMBER 31, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Business—Stanton Investment Services, Inc. (the "Company") is a wholly owned subsidiary of Stanton Group Holdings, Inc. (the "Parent"). The Company is a privately held, registered securities broker/dealer. The Company's primary activities include the execution of transactions for customers for a fee and providing customers with investment advice with respect to securities. The Company provides these services through a group of brokers located at the Parent and other affiliate locations.

Sale of Business—On March 14, 2002, Wells Fargo Bank, Iowa (the "Former Parent") sold the Company to Stanton Group Holdings, Inc. for $172,675. The Parent also incurred acquisition costs of $38,380. Regulatory approval was obtained from all relevant associations, and all contract stipulations have been met.

The acquisition was accounted for in accordance with the purchase method of accounting. Amounts were recorded to adjust net assets to their fair value at the purchase date. The purchase price paid exceeded the fair value of the net tangible assets of the Company, and the difference was recorded as goodwill.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—The Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of approximately three months or less.

Securities Transactions—Commission income from sales of mutual fund shares, variable annuity and variable universal life products, and the related commission and other expenses on such income are recognized on a trade-date basis as the securities transactions occur.

Furniture and Fixtures—The cost of furniture and fixtures is depreciated on a straight-line basis over the estimated useful lives of 3 to 10 years.

Income Taxes—The Company has elected S Corporation status under the applicable sections of the Internal Revenue Code and Minnesota Income Tax Act. Accordingly, no provision has been made for federal or state income taxes, since the applicable tax liability or benefit is the responsibility of the Parent.

Derivatives—All derivatives, including those embedded in other contracts, are recognized as either assets or liabilities measured at fair value. Management has reviewed the requirements of

Statement of Financial Accounting Standards ("SFAS") No. 133 and has determined that they have no freestanding or embedded derivatives.

Goodwill—Goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment at least annually, except in certain circumstances, and whenever there is an impairment indicator; all acquired goodwill must be assigned to reporting units for purposes of impairment testing. The Company evaluated its goodwill during 2003 and determined that there was no impairment.

Recent Accounting Pronouncements—In April 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities,* to provide clarification of certain terms and investment characteristics. This statement is applied prospectively and became effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a significant impact on the Company's financial statements.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* FIN No. 45 clarifies the requirements for a guarantor's accounting for and disclosure of certain guarantees issued and outstanding. The initial recognition and the initial measurement provisions of FIN No. 45 are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN No. 45 are effective for financial statements of interim or annual periods after December 15, 2002. The adoption of FIN No. 45 did not have a significant impact on the Company's statement of financial condition.

In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51.* FIN No. 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. On December 24, 2003, the FASB published a revision to FASB Interpretation No. 46, *Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51* (FIN No. 46(R)). Fin No. 46 (R) clarifies certain provisions of FIN No. 46 and exempts certain entities from its requirements. FIN No. 46 is effective for variable interest entities created by the Company after December 31, 2003 and for all variable interest entities, regardless of when they were created, beginning January 1, 2005. Management believes the adoption of FIN No. 46 and FIN No. 46 (R) will not have a significant impact on the Company's financial statements.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (the "Commission") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, net capital under the rule was $321,007 for a net capital ratio of 0.21 to 1 and net capital was in excess of the required minimum net capital by $316,007.

3. EXEMPTION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

4. RELATED-PARTY TRANSACTIONS

The Company records principal transaction and commission revenues from its affiliates related to services provided to affiliated entities' benefit plans. These revenues were approximately $276,000 during the year ended December 31, 2003 and were approximately $140,000 during the period from March 14, 2002 through December 31, 2002. In addition, the Company recorded revenue from customers that are also customers of its affiliates of approximately $1,117,000 during the year ended December 31, 2003 and approximately $1,275,000 during the period from March 14, 2002 through December 31, 2002.

The Company entered into a cost-sharing agreement with affiliated companies to share expenses pro-rata on office space, equipment, and services based on estimated usage. During the year ended December 31, 2003 and the period from March 14, 2002 through December 31, 2002, occupancy and equipment fees of $17,460 and $20,013, respectively, were charged to operations and paid to Stanton Group, Inc., an affiliate.

The Company has a management agreement with Stanton Group, Inc. under which management fees are paid for the estimated cost of services provided to the Company. Under this agreement, Stanton Group, Inc. has agreed to provide certain staff, administrative, and facilities resources and certain financial support to the Company. During the year ended December 31, 2003 and the period from March 14, 2002 through December 31, 2002, management fees of $381,800 and $352,867, respectively, were charged to operations and paid to Stanton Group, Inc. In addition, the Company had employee benefits and general and administrative expenses payable to Stanton Group, Inc. in the amount of $47,668 and $9,281 and amounts receivable from Stanton Group, Inc. of $94,895 and $2,895 at December 31, 2003 and 2002, respectively. The results of operations of the Company are not necessarily indicative of the results that might occur if the Company were operating independently.

The Company reimbursed an affiliate $131,314 during the year ended December 31, 2003 and $0 during the period from March 14, 2002 through December 31, 2002 for services the affiliate provided to the Company's customers on its behalf.

* * * * * *

SUPPLEMENTAL SCHEDULE

STANTON INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2003

NET CAPITAL:	
Total stockholder's equity from the statement of financial condition	$ 488,675
Deductions and/or charges:	
Nonallowable assets:	
Goodwill	38,380
Prepaid expenses	22,360
Furniture and fixtures	12,033
Due from parent	94,895
	167,668
Net capital	$ 321,007
AGGREGATE INDEBTEDNESS—	
Total liabilities from the statement of financial condition	$ 68,586
COMPUTATION OF NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 5,000
Excess net capital	$ 316,007
Ratio: Aggregate indebtedness to net capital	0.21 to 1

There were no differences between the net capital and aggregate indebtedness under SEC Rule 15c3-1 as shown herein and with those filed by the respondent in Part II of Form X-17a-5.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402-1844

Tel: (612) 397-4000
Fax: (612) 397-4450
www.deloitte.com

Deloitte & Touche

February 25, 2004

Board of Directors
Stanton Investment Services, Inc.

In planning and performing our audit of the financial statements of Stanton Investment Services, Inc. (the "Company") for the year ended December 31, 2003 and for the period from March 14, 2002 to December 31, 2002 (on which we issued our report dated February 25, 2004), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low

level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, (including control activities for safeguarding securities), that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP